Exhibit 99.1

CONSENT OF HERMANN BUERGER

The undersigned hereby consents to his being named in the Registration Statement on Form S-11 of Behringer Harvard Multifamily REIT II, Inc. and the related Prospectus and any and all amendments thereto as a person who is expected to become a director of Behringer Harvard Multifamily REIT II, Inc. upon election by the board of directors to fill an existing vacancy.

Dated:	July 22, 2010

		By:	/s/ Hermann Buerger
Hermann Buerger